================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 19

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

================================================================================

     This Amendment No. 19 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

         On July 10, 1997, Healthdyne issued a press release, a copy of which is attached hereto as Exhibit 58.

         On July 10, 1997, the Eleventh Circuit Court of Appeals (the "Court of Appeals") denied the motion filed by Invacare seeking expedited review of the July 3 order of the District Court upholding the Continuing Director Provision of Healthdyne's Shareholder Rights Plan and invalidating Invacare's proposed bylaw amendment designed to circumvent that provision. A copy of the Order of the Court of Appeals dated July 10, 1997 denying expedited review is attached hereto as Exhibit 59.

         On July 11, 1997, Healthdyne issued a press release, a copy of which is attached hereto as Exhibit 60.

         On July 11, 1997, Parker H. Petit, Chairman of the Board of Healthdyne, and Craig B. Reynolds, President and Chief Executive Officer of Healthdyne, issued a letter to Healthdyne shareholders, a copy of which is attached hereto as Exhibit 61.

         On July 11, 1997, Healthdyne issued a letter to its shareholders, a copy of which is attached hereto as Exhibit 62, supplementing the information contained in Healthdyne's Proxy Statement dated June 24, 1997.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  Exhibit 58  --   Press Release issued by Healthdyne on July 10, 1997.

  Exhibit 59  --   Order of the Eleventh Circuit Court of Appeals dated July
                   10, 1997.

  Exhibit 60  --   Press Release issued by Healthdyne on July 11, 1997.

  Exhibit 61  --   Letter to Healthdyne shareholders dated July 11, 1997
                   from Parker H. Petit and Craig B. Reynolds.

  Exhibit 62  --   Supplement dated July 11, 1997 to Healthdyne's Proxy
                   Statement dated June 24, 1997.



---------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 11, 1997

                                                                      EXHIBIT 58

       NEWS RELEASE

                                    [HEALTHDYNE LOGO]
                                    M. WAYNE BOYLSTON
HEALTHDYNE TECHNOLOGIES   ------------------------------------
ANNOUNCES RECORD REVENUE  CONTACT
AND EARNINGS, A 105                  JULY 10, 1997
PERCENT GROWTH IN         ------------------------------------
QUARTERLY PROFITS AND     RELEASE DATE
OTHER DEVELOPMENTS                   (770) 499-1212
                          ------------------------------------
                          PHONE

    -- SECOND QUARTER NET EARNINGS PER SHARE REACHED $0.20 BEFORE CHARGE --

FOR IMMEDIATE RELEASE

       Marietta, Georgia, July 10, 1997 -- Healthdyne Technologies, Inc. (Nasdaq: HDTC) announced today record revenue and earnings for the second quarter and six months ended June 30, 1997, together with announcements concerning other developments.

       For the second quarter of 1997, revenues increased 33% to a record $38.1 million from $28.6 million reported in the second quarter of 1996. Net earnings for the quarter were $2.7 million, or $0.20 per share, excluding an after-tax charge of $510,000 ($0.04 per share) for expenses associated with Invacare's unsolicited hostile takeover attempt. Excluding this charge, net earnings for the quarter increased 105% over the prior year period. After giving effect to takeover related expenses, which totaled $850,000 before taxes, the Company reported record net earnings of $2.2 million, or $0.16 per share, for the second quarter of 1997. Operating earnings for the second quarter reached $5.1 million, or 13.5% of revenues, up from $4.0 million, or 11.1% of revenues, in the first quarter of 1997.

       For the six month period ended June 30, 1997, revenues were $73.7 million, a 32% increase over the $56.1 million reported for the same period a year ago. Net earnings for the first half of 1997 were $4.8 million, or $0.36 per share, excluding an after tax charge of $1.3 million ($0.10 per share) for the expenses associated with Invacare's hostile takeover attempt. For the first six months of 1996, the Company reported net earnings of $3.1 million, or $0.24 per share. Operating earnings for the first six months of 1997 were $9.1 million, or 12.3% of revenues, up from $6.1 million, or 11.0% of revenues in the first half of 1996.

    1255 KENNESTONE CIRCLE - MARIETTA, GEORGIA 30066 - (770) 499-1212 - FAX
                                 (770) 421-1684

PAGE:  2

       The Company's accelerated revenue growth was largely due to the rapid acceptance of the Quantum(TM), its non-invasive ventilator; growth in its sleep disorders product line; and increased sales of the Company's asthma management products. Quantum(TM) contributed almost $9 million in revenue for the second quarter, continuing to exceed the Company's expectations. During the quarter, the Company announced FDA clearance for its new Tranquility(R) Bilevel product, a device for maintaining airway patency utilizing dual pressures. This product was successfully introduced in the international market during the first quarter, and the Company has now seen strong demand for the product in the United States. Revenues from the asthma management product line increased 30% over the comparable quarter in 1996 due, in part, to the success of the OptiChamber(TM), the Company's new spacer device for delivering asthma medication, which was introduced in the first quarter of 1997.

       "We are excited to report that, in addition to recording our second consecutive quarter of 30% or greater revenue growth, our gross profit margin improved more than three percentage points over the first quarter of 1997," said Craig B. Reynolds, President and Chief Executive Officer. "This margin expansion is due to our ongoing effort to shift our product mix towards higher margin products, such as the Tranquility(R) Bilevel. We expect that gross profit margins will improve further as we continue to introduce new products. The ongoing introduction of proprietary high technology products with higher gross margins is a key element of our strategic plan as other commodity-based products in our industry continue to experience price and margin pressure."

       The Company also announced that a major pharmaceutical company has selected the Company's asthma subsidiary to provide some of its asthma products as part of the U.S. launch campaign for their recently approved anti-asthma drug. This drug currently maintains a leading market position in Europe, Australia, and Canada. This contract represents the single largest order ever received by the Company's asthma subsidiary, and is expected to more than triple sales to this market segment in 1997 over 1996. Shipment of the order is expected to begin this quarter and be complete in early 1998. "We believe this contract will add momentum to the Company's recent new product introductions in the asthma arena and will contribute to the Company's success for the balance of the year," stated Mr. Reynolds.

       The Company also stated that Respironics, Inc. has recently threatened to initiate a lawsuit, claiming that the Company's Quantum(TM) and Tranquility(R) Bilevel products infringe

PAGE:  3

Respironics' patents relating to bi-level airway pressure breathing devices. "We believe Respironics' claims are totally without merit," said Mr. Reynolds. "Our patent counsel carefully studied the Respironics' patents at issue and rendered a written opinion that our devices do not infringe any valid Respironics' claim. Respironics is already litigating against two other corporations over the same patents and has not won either case. If they sue us, we will vigorously defend ourselves and would expect to prevail. The timing of the Respironics threat has caused us to question Respironics' motivations."

       Parker H. Petit, Chairman of the Board, stated, "Over two years ago, Healthdyne Technologies assessed industry changes and refocused our strategic programs. Our subsequent investment in technology and new product lines has resulted in the reestablishment of exceptional growth in our revenues and profits over the last nine months. We look forward to continuing to deliver increasing value to our shareholders."

       Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

       This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K and 10-Q.

PAGE:  4

                 HEALTHDYNE TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED    SIX MONTHS ENDED
                                                            JUNE 30,             JUNE 30,
                                                       -------------------   -----------------
                                                         1997       1996      1997      1996
                                                       --------   --------   -------   -------
Revenues.............................................   $38,063    $28,587   $73,734   $56,069
Cost of revenues.....................................    22,051     17,145    43,911    33,162
                                                        -------    -------   -------   -------
          Gross profit...............................    16,012     11,442    29,823    22,907
Selling and administrative expenses..................     8,674      7,318    16,643    13,993
Research and development expenses....................     2,214      1,422     4,087     2,772
                                                        -------    -------   -------   -------
          Operating earnings.........................     5,124      2,702     9,093     6,142
Interest income......................................        56         78       137       166
Costs associated with an unsolicited offer to acquire
  the Company........................................      (850)        --    (2,150)       --
Interest expense.....................................      (651)      (572)   (1,243)   (1,149)
Other expense, net...................................        (9)        (9)      (35)      (24)
                                                        -------    -------   -------   -------
          Earnings before income taxes...............     3,670      2,199     5,802     5,135
Income tax expense...................................     1,468        879     2,321     2,038
                                                        -------    -------   -------   -------
          Net earnings...............................   $ 2,202    $ 1,320   $ 3,481   $ 3,097
                                                        =======    =======   =======   =======
Net earnings per common share and common share
  equivalent.........................................   $  0.16    $  0.10   $  0.26   $  0.24
                                                        =======    =======   =======   =======
Net earnings per share, exclusive of costs associated
  with an unsolicited offer to acquire the Company...   $  0.20    $  0.10   $  0.36   $  0.24
                                                        =======    =======   =======   =======
Weighted average number of common shares and common
  share equivalents outstanding......................    13,525     13,110    13,398    13,030
                                                        =======    =======   =======   =======

PAGE:  5

                 HEALTHDYNE TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                                              JUNE 30,   DECEMBER 31,
                                                                1997         1996
                                                              --------   ------------
                                       ASSETS
Current Assets:
  Cash and short term investments...........................  $  2,924     $ 3,041
  Trade accounts and notes receivable.......................    40,958      36,164
  Inventories...............................................    22,309      18,593
  Deferred income taxes.....................................     1,787       1,523
  Prepaid expenses and other current assets.................     1,658       2,296
                                                              --------     -------
          Total current assets..............................    69,636      61,617
Property and equipment, net.................................    11,387       9,294
Excess of cost over net assets of businesses acquired.......    20,527      20,911
Intangible assets...........................................     7,420       5,410
Other assets................................................     1,614         846
                                                              --------     -------
                                                              $110,584     $98,078
                                                              ========     =======
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt....................  $  1,098     $ 2,610
  Accounts payable, principally trade.......................    17,723      12,375
  Accrued liabilities.......................................    11,287       9,745
                                                              --------     -------
          Total current liabilities.........................    30,108      24,730
Long-term debt..............................................    31,000      29,078
                                                              --------     -------
          Total liabilities.................................    61,108      53,808
                                                              --------     -------
Shareholders' equity........................................    49,476      44,270
                                                              --------     -------
                                                              $110,584     $98,078
                                                              ========     =======

                                                                      EXHIBIT 59

                     IN THE UNITED STATES COURT OF APPEALS

                            FOR THE ELEVENTH CIRCUIT

                     -------------------------------------

                                  No. 97-8699

                     -------------------------------------


INVACARE CORPORATION,

                                         Plaintiff-Counter-Defendant-Appellant,

I.H.H. CORP.,

                                                           Plaintiff-Appellant,

                                     versus

HEALTHDYNE TECHNOLOGIES, INC.,

                                           Defendant-Counter-Claimant-Appellee,

CRAIG B. REYNOLDS; J. TERRY DEWBERRY;
ALEXANDER H. LORCH; J. LELAND STRANGE;
JAMES J. WELLMAN; J. PAUL YOKUBINAS,

                                                          Defendants-Appellees.

                          ----------------------------
            On Appeal from the United States District Court for the
                          Northern District of Georgia
                          ----------------------------


O R D E R:

         Appellant's "emergency motion for expedited appeal" is DENIED.




                                                    /s/      JOSEPH W. HATCHETT
                                                    ---------------------------
                                                             CHIEF JUDGE

HEALTHDYNE TECHNOLOGIES
ANNOUNCES COURT OF APPEALS
DENIED MOTION FOR EXPEDITED REVIEW



                                                                      EXHIBIT 60



                                                             M. Wayne Boylston
                                                             -----------------
                                                             CONTACT

                                                             July 11, 1997
                                                             ------------------
                                                             RELEASE DATE

                                                             (770) 499-1212
                                                             ------------------
                                                             PHONE

FOR IMMEDIATE RELEASE


       Marietta, Georgia, July 11, 1997 - Healthdyne Technologies, Inc. (Nasdaq:HDTC) announced today that the Eleventh Circuit Court of Appeals has denied the motion filed by Invacare Corporation seeking to expidite review of the July 3 decision of the District Court. The District Court's decision held that the continuing director provision in the Company's shareholder rights plan is valid under Georgia law and invalidated Invacare's proposed bylaw amendment designed to circumvent the continuing director provision. Accordingly, the Court of Appeals will not review the District Court's ruling until after the July 30, 1997 annual meeting.


       "We are extremely pleased by the decision of the Court of Appeals," said Parker H. Petit, Chairman of Healthdyne Technologies, Inc. Mr. Petit also said that the Company's litigation victory would have no effect on the continued exploration of possible alternatives for further increasing shareholder value as previously announced on June 23.

       "Under the Court's interpretations of Georgia law, even if Invacare's nominees are elected at the July 30 shareholders meeting, they will not be able to redeem the rights under our shareholders rights plan," said Mr. Petit. "Given these facts, we call upon Invacare to tell our shareholders how Invacare will be in a position to buy their shares in the tender offer or to conduct its two-week so-called 'auction' of the Company."

        Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

                                                                      EXHIBIT 61

                     [HEALTHDYNE TECHNOLOGIES LETTERHEAD]

                                                                   July 11, 1997

Dear Fellow Shareholder:

                       THE ISSUE IS CLEAR: $15 PER SHARE
                      FROM INVACARE IS GROSSLY INADEQUATE!

      We believe there is only one issue before you -- whether to vote for Invacare's nominees and sell your Healthdyne Technologies stock to Invacare for the below market "bargain price" of $15 per share in cash, or whether to vote for your present Board (Blue Proxy) and preserve your opportunity to realize greater value for your shares.

      For six months, Invacare has tried to buy your Company, first at $12.50 per share and now at $15 per share. Invacare now would have you believe that its nominees, if elected, will auction Healthdyne Technologies in two weeks to the highest bidder. Ask yourself whether Invacare's nominees will really conduct a fair auction and sell to a higher bidder.

                           INVACARE'S REAL INTENTIONS

      Remember that the preliminary proxy materials Invacare filed with the SEC stated that INVACARE'S NOMINEES ARE COMMITTED TO INVACARE'S $15 PER SHARE OFFER AND DO NOT INTEND TO SOLICIT HIGHER BIDS. Ask yourself why Invacare has now changed its story and states it will conduct an auction. Which statement do you believe?

      Assuming Invacare's nominees did go through a so-called "auction" process, do you believe that any third parties will bid knowing that they only have two weeks to bid and that the purported "auctioneers" have been hand-picked by, and owe their positions to, Invacare? We believe that if Invacare wins, potential third party bidders will refuse to bid because they will think the deck is stacked against them.

      It is clear to us that INVACARE ONLY INTENDS TO ACQUIRE YOUR HEALTHDYNE TECHNOLOGIES SHARES AT THE LOWEST POSSIBLE PRICE. Remember: Invacare started at $12.50 per share, then went to $13 and then to $13.50, before submitting its so-called "best and final" offer of $15 per share. Your stock has traded consistently above Invacare's offering price.

                      IT IS TIME TO PROTECT YOUR INTERESTS

      Unlike Invacare, your Company's directors and officers share your interests in enhancing the value of Healthdyne Technologies' shares. They collectively own 683,372 shares, and have options to acquire another 909,720 shares, of Healthdyne Technologies stock -- representing 12.50% of the fully diluted shares.

              YOUR BOARD'S RECORD OF INCREASING SHAREHOLDER VALUE

OUTSTANDING SECOND QUARTER RESULTS

      Enclosed is your Company's recent press release announcing outstanding results for the three months and six months ended June 30, 1997. Some highlights:

      Three months ended June 30, 1997:

REVENUES:                    $38.1 million, 33% ABOVE LAST YEAR.
NET EARNINGS:(1)             $2.7 million, or 20c per share, 105% ABOVE LAST YEAR.
OPERATING EARNINGS:          $5.1 million, 90% ABOVE LAST YEAR.
OPERATING PROFIT MARGIN:(2)  13.5%, 4 PERCENTAGE POINTS HIGHER THAN LAST YEAR.
     Six months ended June 30, 1997:
REVENUES:                    $73.7 million, 32% ABOVE LAST YEAR.
NET EARNINGS:(1)             $4.8 million, or 36c per share, 54% ABOVE LAST YEAR.
OPERATING EARNINGS:          $9.1 million, 48% ABOVE LAST YEAR.
OPERATING PROFIT MARGIN:(2)  12.3%, 1.3 PERCENTAGE POINTS HIGHER THAN LAST YEAR.

REVENUE AND PROFIT MOMENTUM

      We are confident that the execution of our strategic plan is responsible for your Company's excellent first and second quarter results. In particular, revenue and profit momentum is coming from innovative products that your Company recently introduced, and we intend to continue this growth with the introduction of more new products during the remainder of 1997 and in 1998. Don't deny yourself the opportunity to share in the Company's growth by voting for Invacare.

      Independent analysts who follow Healthdyne Technologies recognize the value of your Company and agree with your Board that Invacare's offer of $15 is too low. The following analysts' comments have been reproduced for your consideration.(3)

     "THE HEALTHDYNE TECHNOLOGIES TEAM HAS, IN OUR OPINION, QUICKLY CREATED SHAREHOLDER VALUE IN 1997 DUE TO IMPROVING FUNDAMENTALS AND A SUCCESSFUL TRANSFORMATION OF THE COMPANY WHICH IS JUST IN THE EARLY INNINGS. WE BELIEVE THE COMPANY'S PERFORMANCE IN Q2 FIRMLY UNDERSCORES THIS TRANSITION. WE ALSO BELIEVE THE COMPANY IS ENTERING AN ACCELERATING GROWTH STAGE AS NEW PRODUCTS ARE INTRODUCED IN VENTILATION, ASTHMA, SLEEP THERAPY, FETAL OXIMETRY, AND NON-INVASIVE JAUNDICE TESTING."

     Tucker Anthony, July 10, 1997

     "WE . . . ARE NOW EVEN MORE CONVINCED THAT INVACARE'S CURRENT $15 OFFER IS TOO LOW."
     ". . . WITH WHAT WE BELIEVE IS A LIMITED DOWNSIDE AND A SIGNIFICANT UPSIDE, WE CONTINUE TO RATE HEALTHDYNE TECHNOLOGIES BUY."

     Dillon Read & Co., Inc., July 10, 1997

EXPLORING ALTERNATIVES TO INVACARE'S OFFER

      As you know, the Company is exploring alternatives to Invacare's grossly inadequate offer, including engaging in discussions with several large companies and financial institutions. While there can be no assurance that this process will result in a transaction that the Board considers to be in the best interests of shareholders, we are committed to further increasing the value of your interest in Healthdyne Technologies. The business record of members of your Board clearly demonstrates their commitment to increasing shareholder value.
---------------

(1) Excluding after-tax charges of $510,000 (4c per share) for the three-month period and $1.3 million (10c per share) for the six-month period for expenses incurred to defend against Invacare's grossly inadequate takeover attempt.
(2) Operating earnings as a percentage of revenues.
(3) Permission for use of analysts' quotes was sought and obtained.

                               RECENT DEVELOPMENT

          On July 3, 1997, a federal court in Atlanta upheld the continuing directors provision of Healthdyne Technologies' Shareholder Rights Plan and invalidated Invacare's proposed bylaw amendment designed to circumvent that provision. Unless overturned on appeal, the court's decision means that even if Invacare takes control of your Board, it cannot eliminate your Shareholder Rights Plan to facilitate its grossly inadequate tender offer. This is YET ANOTHER REASON WHY YOU SHOULD NOT VOTE FOR INVACARE'S NOMINEES AND PROPOSALS. Enclosed is a supplement to the Company's proxy materials which discusses this matter in greater detail.
                               VOTE FOR VALUE --
                         VOTE THE BLUE PROXY CARD TODAY

      Your Board of Directors and management have already created value for you in excess of Invacare's offer. We are committed to further increasing shareholder value -- either by pursuing our strategic plan to further increase revenues and earnings or engaging in a transaction which provides fair value for your shares. GIVE YOUR BOARD AND MANAGEMENT THE OPPORTUNITY TO PROVIDE VALUE FOR YOU SUBSTANTIALLY IN EXCESS OF INVACARE'S GROSSLY INADEQUATE $15 OFFER. Vote the enclosed BLUE proxy card in FAVOR OF your Board's nominees for director (proposal 1) and AGAINST the Invacare proposals (proposals 2 through 5).

                                Sincerely yours,

/s/ Parker H. Petit                            /s/ Craig B. Reynolds
Parker H. Petit                                Craig B. Reynolds
Chairman of the Board                          President and Chief Executive Officer

                                   IMPORTANT

EVEN IF YOU HAVE TENDERED OR SOLD YOUR SHARES, YOU HAVE EVERY RIGHT TO VOTE YOUR SHARES AT THE ANNUAL MEETING. PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY TODAY.

      1. Regardless of how many shares you own, YOUR VOTE IS VERY IMPORTANT. Please sign, date and mail the enclosed BLUE proxy card. PLEASE VOTE EACH BLUE PROXY CARD YOU RECEIVE since each account in which you own shares must be voted separately. Only your latest dated proxy card counts.

      2. We urge you NOT TO RETURN ANY GOLD PROXY CARD sent to you by Invacare.

      3. IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER NOMINEE, please direct the party responsible for your account to vote the BLUE proxy card as recommended by the Board of Directors.

IF YOU HAVE ANY QUESTIONS on how to vote your shares, please contact Craig Reynolds or Wayne Boylston at (800) 421-8754 Ext. 2336 or call our proxy solicitor MORROW & CO. at (800) 662-5200.

                                                                      EXHIBIT 62

                     [HEALTHDYNE TECHNOLOGIES LETTERHEAD]

                                                                   July 11, 1997

To the Shareholders of
Healthdyne Technologies, Inc. (the "Company")

      You have previously received a Proxy Statement and Letter to Shareholders (together, the "Proxy Materials") for the Annual Meeting of the Company's shareholders scheduled to be held at 1850 Parkway Place, Suite 320, Marietta, Georgia, 30067 at 10:30 a.m. local time on July 30, 1997.

      In connection with the Annual Meeting, Invacare Corporation has made several proposals, which are described more fully in the Proxy Materials. In particular, Invacare has made a proposal concerning the continuing director provision of the Company's Shareholder Rights Plan (enumerated as Proposal Three in the Proxy Materials) which is a proposed bylaw amendment designed to circumvent the continuing director provision. Under the continuing director provision, only the current Board of Directors of the Company or director successors approved by the current Board of Directors or their approved successors can redeem or amend the Rights.

      The purpose of this letter is to make you aware of certain recent developments which bear on the upcoming Annual Meeting. On July 3, 1997, the federal district court in Atlanta entered an Order upholding the continuing director provision under Georgia law and invalidating Proposal Three. The court concluded that Invacare failed to show a substantial likelihood of succeeding on the merits of its claim that the continuing director provision is invalid. The court also held that Invacare's Proposal Three would infringe upon the Board of Directors' discretion under Georgia law to determine the terms and conditions of a Shareholder Rights Plan. Under the court's ruling, even if Invacare wins the proxy contest, Invacare will be unable to eliminate the Company's Shareholder Rights Plan in order to facilitate its tender offer, which your Board of Directors has determined to be grossly inadequate.

      Although the court has deemed Proposal Three to be invalid, Proposal Three will remain on the Company's BLUE proxy card. Invacare has appealed the Order of the court, but has been denied expedited review of that appeal. Accordingly, so long as the court's Order is in effect, Healthdyne Technologies will not tabulate or count any votes received on Proposal Three.

      For your convenience, an additional BLUE proxy card is enclosed. Please sign, date and mail your BLUE proxy card in the enclosed return envelope.

      Your cooperation is appreciated. Thank you.

                                          Sincerely,

                                          /s/ Leslie R. Jones

                                          Leslie R. Jones
                                          Secretary

This letter shall constitute a supplement to the Company's Proxy Materials dated June 24, 1997.